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Item 1.  SECURITY AND ISSUER.

         SECURITY:    Common Stock

         ISSUER'S CURRENT ADDRESS:

                      Gamogen, Inc.
                      1930 Village Center Circle, Suite 3-183
                      Summerlin, Nevada  89134-1389

         ISSUER'S FORMER ADDRESS:

                      Gamogen, Inc.
                      24 Carpenter Road
                      Chester, New York 10918
Item 2.  IDENTITY AND BACKGROUND.

         a.       NAME:

                      Southridge Group LLC ("Southridge")
                      c/o Aaron A. Grunfeld
                      10390 Santa Monica Boulevard
                      Fourth Floor
                      Los Angeles, California 90025-5058

         b.       RESIDENCE OR BUSINESS ADDRESS:

                      c/o Aaron A. Grunfeld
                      10390 Santa Monica Boulevard
                      Fourth Floor
                      Los Angeles, California 90025-5058

         C. PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:

         Reference is made to Southridge Group LLC's Schedule 13D filed on November 12, 1999. Southridge is a limited liability company newly formed under the laws of the State of Nevada and is beneficially owned by Yale Farar. Southridge was formed for the purpose of acquiring the shares and does not conduct any other business.

         d. CURRENT CONVICTION DURING THE LAST 5 YEARS:

                  None

         e. SECURITIES LAWS PROCEEDINGS:

                  None
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Item 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         Southridge Group LLC, a Nevada limited liability company whose principal beneficial owner is Yale Farar, paid $30,000 of its own funds for 1,500,000 shares of Gamogen, Inc.'s common stock.

Item 4.  PURPOSE OF TRANSACTION.

         Reference is made to Southridge Group LLC's Schedule 13D filed with the Commission on November 12, 1999.

         The purpose of the present transaction is to provide Gamogen, Inc. with working capital to cover its costs of operations and other expenses.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         Reference is made to Southridge Group LLC's Schedule 13D filed on November 12, 1999. On or about November 8, 1999, Southridge Group LLC effected the purchase of 649,200 shares of Gamogen, Inc. At that time the 649,500 shares constituted approximately 53% of Gamogen's outstanding shares.

         On December 16, 1999, the board of directors of Gamogen, Inc. approved the issuance to Southridge Group, LLC of 1,500,000 additional shares of Gamogen's common stock. On or about February 1, 2000 Southridge Group LLC effected the purchase of 1,500,000 shares, for an aggregate purchase price of $30,000. The 2,149,500 shares held by Southridge presently constitute approximately 77% of Gamogen's outstanding shares. Yale Farar as the principal beneficial owner of Southridge, has the sole power to sell all shares of common stock and has the sole voting power on all shares of common stock owned by Southridge.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to Southridge Group LLC's prior Schedule 13D which was filed on November 12, 1999. There have been no new contracts, arrangements, understandings or relationships with respect to Gamogen, Inc.'s securities since that filing.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: February 8, 2000                 SOUTHRIDGE GROUP LLC


                                              By
                                                Yale Farar, Managing Member